Exhibit 99.1

Heritage Commerce Corp Earns $4.8 Million in Third Quarter 2011

San Jose, CA – October 27, 2011 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company ("the Company") for Heritage Bank of Commerce ("the Bank"), today reported reported net income of $4.8 million for the third quarter of 2011, compared to $651,000 in the third quarter a year ago. After accrued dividends and discount accretion on preferred stock, the Company reported net income allocable to common shareholders of $4.3 million, or $0.13 per average diluted common share, for the third quarter of 2011, compared to a net income allocable to common shareholders of $458,000, or $0.01 per average diluted common share, for the third quarter a year ago. For the nine months ended September 30, 2011, net income allocable to common shareholders was $6.8 million, or $0.21 per average diluted common share. For the nine months ended September 30, 2010, the net loss allocable to common shareholders was ($59.4) million, or ($4.70) per average diluted common share, which included a $43.2 million non-cash goodwill impairment charge. All results are unaudited.

"Our operating performance continues to build momentum as profitability, credit quality and capital ratios improve," said Walt Kaczmarek, President and Chief Executive Officer. "Our credit quality metrics continue to improve each quarter which enables us to focus on strategic initiatives to build the franchise. In addition, our net interest margin continues to expand as a result of higher yields on earning assets and lower cost of deposits compared to the third quarter of 2010," continued Mr. Kaczmarek.

Third Quarter 2011 Highlights (at or for the periods ended September 30, 2011, compared to September 30, 2010, and June 30, 2011) reflect solid operating results, expanded net interest margin, and improved capital metrics:

◆ The Company reported net income allocable to common shareholders of $4.3 million, or $0.13 per average diluted common share for the third quarter of 2011. Asset quality continued to improve as reflected in the following metrics:

- The provision for loan losses was $1.5 million in the third quarter of 2011, compared to $2.1 million in the third quarter of 2010, and $955,000 in the second quarter of 2011.

- The allowance for loan losses at September 30, 2011 was $21.0 million, or 2.71% of total loans, compared to $25.3 million, or 2.85% of total loans at September 30, 2010, and $23.2 million, or 2.96% of total loans at June 30, 2011.

- The allowance for loan losses to total nonperforming loans, or coverage ratio, improved to 109.25% at September 30, 2011, compared to 51.62% at September 30, 2010, and 95.51% at June 30, 2011.

- Nonperforming assets declined 59% year-over-year to $20.5 million, or 1.64% of total assets at September 30, 2011, from $49.7 million, or 3.73% of total assets at September 30, 2010, and declined 16% from $24.5 million, or 1.94% of total assets at June 30, 2011.

- Classified assets decreased to $72.4 million at September 30, 2011, from $116.5 million at September 30, 2010, and from $76.1 million at June 30, 2011, which represented a decline of 38% and 5% respectively.

- Classified assets to Tier 1 capital plus the allowance for loans losses at the holding company and the bank level were 33% and 37% at September 30, 2011, respectively, compared to 56% and 65% at September 30, 2010, and 35% and 39% at June 30, 2011.

◆ Noninterest-bearing demand deposits rose by 28% to $344.5 million at September 30, 2011 from $269.5 million at September 30, 2010, and by 3% from $333.2 million at June 30, 2011.

◆ The total cost of deposits decreased 38 basis points to 0.34% for the third quarter of 2011 from 0.72% for the third quarter of 2010, and decreased 8 basis points from 0.42% for the second quarter of 2011, as a result of a reduction in higher-cost wholesale deposits and growth in noninterest-bearing demand deposits.

◆ The net interest margin increased 49 basis points to 4.01% in the third quarter of 2011, from 3.52% in the third quarter of 2010, and increased 6 basis points from 3.95% in the second quarter of 2011.

◆ Capital ratios substantially exceed regulatory requirements for a well-capitalized financial institution at both a holding company and bank level at September 30, 2011:

Capital Ratios	Well-Capitalized Regulatory Guidelines	Heritage Commerce Corp	Heritage Bank of Commerce
Total Risk-Based	10.0%	22.3%	19.9%
Tier 1 Risk-Based	6.0%	21.1%	18.7%
Leverage	5.0%	16.0%	14.2%

During the third quarter of 2011, there were two significant events that impacted our results of operations:

- The Company had a $3.7 million partial valuation allowance on deferred tax assets as of December 31, 2010 and June 30, 2011. The Company reduced the partial valuation allowance by $3.0 million during the third quarter of 2011, based on the Company's estimate that it is more likely than not that the remaining net deferred tax assets as of September 30, 2011 will be realized. The income tax benefit of $2.5 million for the third quarter of 2011 and $1.1 million for the nine months ended September 30, 2011, are net of the $3.0 million reduction in the partial valuation allowance.

- The Company maintains life insurance policies for current and former directors and officers that are subject to split-dollar life insurance agreements. During the third quarter of 2011, participants in the split-dollar life insurance benefit plan agreed to amend their agreements. As a result of the amended agreements, the benefit plan liability was reduced from $6.5 million as of June 30, 2011 to $3.6 million as of September 30, 2011.

Balance Sheet Review, Credit Quality and Capital Management

Heritage Commerce Corp's total assets decreased 6% to $1.25 billion at September 30, 2011, from $1.33 billion a year ago, and 1% from $1.26 billion at June 30, 2011.

The investment securities portfolio totaled $312.1 million at September 30, 2011, an increase of 180% from $111.5 million at September 30, 2010, and an increase of 3% from $303.0 million at June 30, 2011. At September 30, 2011, the investment portfolio was comprised of agency mortgage-backed securities, all of which were issued by U.S. Government sponsored entities.

"While we continue to revitalize our lending efforts to meet the demands of our customers and prospects, overall loan demand remains tepid," said Mr. Kaczmarek. "And, until we see some material lending traction, we are allocating a greater proportion of our earning assets to the investment portfolio."

The total loan portfolio remains well-diversified with commercial and industrial ("C&I") loans accounting for 47% of the portfolio at September 30, 2011. Additionally, C&I loans increased by $7.3 million, or 2%, at September 30, 2011 compared to June 30, 2011. Commercial and residential real estate loans accounted for 40% of the total loan portfolio, of which 52% were owner-occupied by businesses. Land and construction loans continued to decrease, accounting for only 5% of the total loan portfolio at September 30, 2011, compared to 10% at September 30, 2010, and remained relatively flat compared to the second quarter 2011. Consumer and home equity loans accounted for the remaining 8% of the total loan portfolio at September 30, 2011.

The yield on the loan portfolio was 5.29% in the third quarter of 2011, compared to 5.10% in the same period in 2010, and 5.31% for the second quarter of 2011. Loans, excluding loans held-for-sale, decreased 12% to $776.7 million at September 30, 2011, from $886.6 million a year ago, and decreased 1% from $782.1 million at June 30, 2011.

The following table summarizes the allowance for loan losses:

		For the Three Months Ended:				
		September 30, 2011		June 30, 2011		September 30, 2010
ALLOWANCE FOR LOAN LOSSES **(in $000's, unaudited)**						
Balance at beginning of quarter	$	23,167	$	24,009	$	26,753
Provision for loan losses during the quarter		1,515		955		2,058
Net charge-offs during the quarter		(3,633)		(1,797)		(3,521)
Balance at end of quarter	$	21,049	$	23,167	$	25,290
Total loans	$	776,684	$	782,080	$	886,616
Total nonperforming assets	$	20,495	$	24,505	$	49,653
Allowance for loan losses to total loans		2.71%		2.96%		2.85%
Allowance for loan losses to total nonperforming loans		109.25%		95.51%		51.62%

"Nonperforming assets have declined for each of the last six consecutive quarters," said Mr. Kaczmarek. Nonperforming assets declined by $29.2 million year-over-year to $20.5 million, or 1.64% of total assets at September 30, 2011, from $49.7 million, or 3.73% of total assets at September 30, 2010. At June 30, 2011, nonperforming assets totaled $24.5 million or 1.94% of total assets. The following is a breakout of nonperforming assets at September 30, 2011: 33% land and construction loans; 27% SBA loans; 15% commercial and industrial loans; 6% commercial real estate loans; 13% restructured and loans over 90 days past due and still accruing; and 6% other real estate owned ("OREO"). At September 30, 2011, the $20.5 million of nonperforming assets included $816,000 of loans guaranteed by the SBA and $2.2 million of restructured loans still accruing interest income. Total OREO was $1.2 million at September 30, 2011, compared to $657,000 at September 30, 2010, and $248,000 at June 30, 2011.

Total deposits were $1.0 billion at September 30, 2011, compared to $1.1 billion at September 30, 2010, and $998.6 million at June 30, 2011. Noninterest-bearing demand deposits increased $75.0 million to $344.5 million at September 30, 2011, compared to $269.5 million a year ago, and increased $11.3 million compared to $333.2 million at June 30, 2011. At September 30, 2011, brokered deposits declined 29% to $93.7 million, from $132.4 million at September 30, 2010, and declined 1% from $94.6 million at June 30, 2011. Deposits, excluding brokered deposits, were $912.4 million at September 30, 2011, compared to $932.7 million at September 30, 2010, and $903.9 million at June 30, 2011. The total cost of deposits decreased 38 basis points to 0.34% for the third quarter of 2011 from 0.72% for the third quarter of 2010, and decreased 8 basis points from 0.42% for the second quarter of 2011, primarily as a result of a reduction in higher-cost wholesale deposits and higher noninterest-bearing demand deposit balances.

"Our deposit mix is excellent with noninterest-bearing demand deposits representing 34% of total deposits at quarter end," added Mr. Kaczmarek.

Tangible equity was $194.4 million at September 30, 2011, compared to $181.9 million at September 30, 2010, and $184.7 million at June 30, 2011. Tangible book value per common share was $5.17 at September 30, 2011, compared to $4.72 at September 30, 2010, and $4.81 at June 30, 2011. In the per common share data attached, the Company details the pro forma tangible book value per share, assuming the Company's outstanding Series C Preferred Stock issued in June 2010 was converted into common stock. There were 21,004 shares of Series C Preferred Stock outstanding at September 30, 2011 and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering.

The Company's accumulated other comprehensive income was $2.7 million at September 30, 2011, compared to a loss of ($1.3) million a year ago, and a loss of ($2.3) million at June 30, 2011. The components of accumulated other comprehensive income at September 30, 2011 include the following balances, net of deferred taxes: a $5.0 million unrealized gain on available-for-sale securities; a ($2.0) million unrealized loss on the supplemental executive retirement plan; a ($1.5) million unrealized loss on the split-dollar life insurance benefit plan; and a $1.2 million unrealized gain on interest-only strip from SBA loans.

Operating Results

Net interest income, before the provision for loan losses, increased 8% to $11.7 million in the third quarter of 2011, from $10.8 million in the third quarter a year ago, and increased 2% from $11.5 million in the second quarter of 2011. Net interest income for the nine months ended September 30, 2011 was $34.4 million, compared to $33.6 million for the nine months ended September 30, 2010. The increase in net interest income was primarily due to an increase in the average balance of investment securities, partially offset by a decrease in average loans and a decrease in average interest-bearing liabilities.

The net interest margin ("NIM") improved 49 basis points to 4.01% for the third quarter of 2011, compared to 3.52% for the third quarter a year ago, and increased 6 basis points from 3.95% from the second quarter of 2011, principally due to a higher yield on loans from a year ago, a lower cost of deposits as a result of higher noninterest-bearing demand deposit balances, and a lower level of nonaccrual loans. The NIM increased to 3.97% for the first nine months of 2011, compared to 3.72% for the first nine months of 2010. "We have a strategic initiative to continue to improve the net interest margin and we are pleased with the steady improvement during this period of low interest rates," said Mr. Kaczmarek.

The Company's provision for loan losses was $1.5 million for the third quarter of 2011, compared to $2.1 million in the third quarter of 2010, and $955,000 in the second quarter of 2011. The provision for loan losses was $3.2 million for the nine months ended September 30, 2011, and $25.8 million for the nine months ended September 30, 2010.

Noninterest income was $1.9 million for the third quarter of 2011, compared to $2.7 million for the third quarter of 2010 and $2.2 million for the second quarter of 2011. In the first nine months of 2011, noninterest income was $6.0 million, compared to $6.3 million in the first nine months a year ago. Noninterest income in the third quarter of 2010 included a $1.5 million gain on the sale of securities, which was partially offset by an $887,000 loss on sale of other loans. Noninterest income in the second quarter of 2011 included a deferred gain of $192,000 from loan sales in the first quarter of 2011.

Noninterest expense in the third quarter of 2011 declined 13% to $9.8 million, compared to $11.2 million in the third quarter of 2010, primarily due to a $1.1 million write-down on loan held-for-sale in the third quarter of 2010, a decrease in salaries and benefits expense, lower professional fees and lower FDIC insurance premiums. This was partially offset by an increase in investment losses on the Company's low income housing investments to $617,000 in the third quarter of 2011, compared to $214,000 in the third quarter of 2010. The Company has investments in low-income housing funds ("LIHFs") that earn tax credits and tax benefits, which reduces the Company's effective tax rate compared to statutory tax rates. Based on the projected future operating results of the LIHFs, the Company recognized additional LIHF investment losses in the third quarter of 2011. Noninterest expense in the third quarter of 2011 increased 4% from $9.5 million in the second quarter of 2011, mainly the result of the $617,000 of investment losses on the LIHFs, compared to $41,000 in the second quarter of 2011. Noninterest expense in the first nine months of 2011 declined 15% to $29.7 million, compared to $34.8 million (excluding the $43.2 million impairment of goodwill) in the first nine months of 2010. The decrease in noninterest expense for the first nine months of 2011 was primarily due to the $1.1 million write-down on loan held-for-sale included in the first nine months of 2010, and a decrease in salaries and benefits expense, lower professional fees and lower FDIC insurance premiums. This was partially offset by an increase in investment losses on the LIHFs to $820,000 in the first nine months of 2011, compared to $572,000 in the first nine months of 2010.

The income tax benefit for the quarter ended September 30, 2011 was $2.5 million, compared to an income tax benefit of $398,000 in the third quarter a year ago, and income tax expense of $1.1 million in the second quarter of 2011. In the first nine months of 2011, the income tax benefit was $1.1 million, compared to an income tax benefit of $6.3 million in the first nine months a year ago. The income tax benefit for the third quarter and first nine months of 2011 included the $3.0 million reduction of the partial valuation allowance for deferred tax. The difference in the effective tax rate compared to the combined federal and state statutory tax rate of 42% is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, and tax credits related to investments in low income housing limited partnerships.

The efficiency ratio was 72.06% for the third quarter of 2011, compared to 82.96% for the third quarter of 2010 and 69.43% in the second quarter of 2011. The efficiency ratio improved to 73.60% for the first nine months of 2011. The efficiency ratio (excluding the $43.2 million impairment of goodwill) was 87.22% for the first nine months of 2010.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Mountain View, Pleasanton, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

CONSOLIDATED STATEMENTS OF OPERATIONS (in $000's, unaudited)	For the Three Months Ended:			Percent Change From:		For the Nine Months Ended:		Percent Change
	September 30, 2011	June 30, 2011	September 30, 2010	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	
Interest income	$ 13,020	$ 13,015	$ 13,361	0%	-3%	$ 39,021	$ 41,920	-7%
Interest expense	1,320	1,543	2,530	-14%	-48%	4,653	8,292	-44%
Net interest income before provision for loan losses	11,700	11,472	10,831	2%	8%	34,368	33,628	2%
Provision for loan losses	1,515	955	2,058	59%	-26%	3,239	25,754	-87%
Net interest income after provision for loan losses	10,185	10,517	8,773	-3%	16%	31,129	7,874	295%
Noninterest income:								
Service charges and fees on deposit accounts	605	587	536	3%	13%	1,759	1,664	6%
Servicing income	434	435	442	0%	-2%	1,280	1,288	-1%
Increase in cash surrender value of life insurance	426	419	428	2%	0%	1,270	1,249	2%
Gain on sales of SBA loans	268	476	429	-44%	-38%	1,124	707	59%
Gain on sale of securities	-	-	1,492	N/A	-100%	-	1,492	-100%
Loss on sale of other loans	-	-	(887)	N/A	-100%	-	(887)	-100%
Other	179	253	288	-29%	-38%	566	777	-27%
Total noninterest income	1,912	2,170	2,728	-12%	-30%	5,999	6,290	-5%
Noninterest expense:								
Salaries and employee benefits	5,000	5,111	5,272	-2%	-5%	15,504	16,645	-7%
Occupancy and equipment	1,012	1,031	1,081	-2%	-6%	3,082	3,023	2%
Professional fees	707	456	780	55%	-9%	2,002	3,202	-37%
Low income housing investment losses	617	41	214	1405%	188%	820	572	43%
FDIC deposit insurance premiums	167	383	849	-56%	-80%	1,074	3,059	-65%
Writedown of loans held-for-sale	-	-	1,080	N/A	-100%	-	1,080	-100%
Impairment of goodwill	-	-	-	N/A	N/A	-	43,181	-100%
Other	2,306	2,450	1,972	-6%	17%	7,230	7,236	0%
Total noninterest expense	9,809	9,472	11,248	4%	-13%	29,712	77,998	-62%
Income (loss) before income taxes	2,288	3,215	253	-29%	804%	7,416	(63,834)	112%
Income tax expense (benefit)	(2,529)	1,129	(398)	-324%	-535%	(1,068)	(6,272)	83%
Net income (loss)	4,817	2,086	651	131%	640%	8,484	(57,562)	115%
Dividends and discount accretion on preferred stock	(532)	(604)	(193)	-12%	176%	(1,732)	(1,792)	-3%
Net income (loss) allocable to common shareholders	$ 4,285	$ 1,482	$ 458	189%	836%	$ 6,752	$ (59,354)	111%
PER COMMON SHARE DATA (unaudited)								
Basic earnings (loss) per share	$ 0.13	$ 0.05	$ 0.01	160%	1200%	$ 0.21	$ (4.70)	104%
Diluted earnings (loss) per share	$ 0.13	$ 0.05	$ 0.01	160%	1200%	$ 0.21	$ (4.70)	104%
Common shares outstanding at period-end	26,295,001	26,295,001	26,233,001	0%	0%	26,295,001	26,233,001	0%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock	31,896,001	31,896,001	31,834,001	0%	0%	31,896,001	26,233,001	22%
Book value per share	$ 5.27	$ 4.91	$ 4.84	7%	9%	$ 5.27	$ 4.84	9%
Tangible book value per share	$ 5.17	$ 4.81	$ 4.72	7%	10%	$ 5.17	$ 4.72	10%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$ 4.88	$ 4.57	$ 4.51	7%	8%	$ 4.88	$ 4.51	8%
KEY FINANCIAL RATIOS (unaudited)								
Annualized return (loss) on average equity	10.02%	4.50%	1.38%	123%	626%	6.09%	-42.78%	114%
Annualized return (loss) on average tangible equity	10.17%	4.57%	1.40%	123%	626%	6.18%	-51.99%	112%
Annualized return (loss) on average assets	1.52%	0.66%	0.20%	130%	660%	0.90%	-5.76%	116%
Annualized return (loss) on average tangible assets	1.52%	0.66%	0.20%	130%	660%	0.90%	-5.90%	115%
Net interest margin	4.01%	3.95%	3.52%	2%	14%	3.97%	3.72%	7%
Efficiency ratio, excluding impairment of goodwill	72.06%	69.43%	82.96%	4%	-13%	73.60%	87.22%	-16%
AVERAGE BALANCES (in $000's, unaudited)								
Average assets	$ 1,258,084	$ 1,266,147	$ 1,322,259	-1%	-5%	$ 1,257,557	$ 1,336,269	-6%
Average tangible assets	$ 1,255,386	$ 1,263,318	$ 1,319,010	-1%	-5%	$ 1,254,729	$ 1,304,411	-4%
Average earning assets	$ 1,158,587	$ 1,163,684	$ 1,219,429	0%	-5%	$ 1,157,475	$ 1,207,144	-4%
Average loans held-for-sale	$ 4,385	$ 7,611	$ 24,696	-42%	-82%	$ 7,355	$ 16,052	-54%
Average total loans	$ 784,993	$ 799,228	$ 912,221	-2%	-14%	$ 805,777	$ 984,739	-18%
Average deposits	$ 1,008,904	$ 1,012,992	$ 1,056,905	0%	-5%	$ 1,007,065	$ 1,067,186	-6%
Average demand deposits - noninterest-bearing	$ 340,023	$ 332,535	$ 266,190	2%	28%	$ 328,302	$ 259,879	26%
Average interest-bearing deposits	$ 668,881	$ 680,457	$ 790,715	-2%	-15%	$ 678,763	$ 807,307	-16%
Average interest-bearing liabilities	$ 692,583	$ 705,164	$ 835,681	-2%	-17%	$ 704,653	$ 860,986	-18%
Average equity	$ 190,637	$ 185,911	$ 187,594	3%	2%	$ 186,363	$ 179,900	4%
Average tangible equity	$ 187,939	$ 183,082	$ 184,345	3%	2%	$ 183,535	$ 148,042	24%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	September 30, 2011	June 30, 2011	September 30, 2010	June 30, 2011	September 30, 2010
ASSETS					
Cash and due from banks	$ 23,720	$ 20,334	$ 19,552	17%	21%
Federal funds sold and interest-bearing					
deposits in other financial institutions	52,058	67,928	211,003	-23%	-75%
Securities available-for-sale, at fair value	312,125	302,968	111,459	3%	180%
Loans held-for-sale - SBA, including deferred costs	3,391	3,657	7,967	-7%	-57%
Loans held-for-sale - other, including deferred costs	421	435	4,788	-3%	-91%
Loans:					
Commercial	365,532	358,227	370,939	2%	-1%
Real estate:					
Commercial and residential	310,722	315,426	353,565	-1%	-12%
Land and construction	36,357	41,987	91,706	-13%	-60%
Home equity	51,668	52,621	53,772	-2%	-4%
Consumer	11,829	13,040	15,793	-9%	-25%
Loans	776,108	781,301	885,775	-1%	-12%
Deferred loan costs, net	576	779	841	-26%	-32%
Total loans, including deferred costs	776,684	782,080	886,616	-1%	-12%
Allowance for loan losses	(21,049)	(23,167)	(25,290)	-9%	-17%
Loans, net	755,635	758,913	861,326	0%	-12%
Company owned life insurance	45,202	44,776	43,255	1%	5%
Premises and equipment, net	8,019	8,086	8,577	-1%	-7%
Intangible assets	2,622	2,753	3,158	-5%	-17%
Accrued interest receivable and other assets	49,507	52,219	59,785	-5%	-17%
Total assets	$ 1,252,700	$ 1,262,069	$ 1,330,870	-1%	-6%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest-bearing	$ 344,470	$ 333,199	$ 269,482	3%	28%
Demand, interest-bearing	132,987	128,464	156,912	4%	-15%
Savings and money market	274,489	276,538	318,221	-1%	-14%
Time deposits - under $100	30,858	30,676	38,909	1%	-21%
Time deposits - $100 and over	119,429	114,208	132,862	5%	-10%
Time deposits - CDARS	10,216	20,839	16,297	-51%	-37%
Time deposits - brokered	93,685	94,631	132,435	-1%	-29%
Total deposits	1,006,134	998,555	1,065,118	1%	-6%
Securities sold under agreement to repurchase	-	-	15,000	N/A	-100%
Subordinated debt	23,702	23,702	23,702	0%	0%
Short-term borrowings	-	-	4,315	N/A	-100%
Accrued interest payable and other liabilities	25,801	52,333	37,635	-51%	-31%
Total liabilities	1,055,637	1,074,590	1,145,770	-2%	-8%
Shareholders' Equity:					
Series A preferred stock, net	38,912	38,813	38,524	0%	1%
Series C preferred stock, net	19,519	19,519	19,538	0%	0%
Common stock	131,015	130,836	131,329	0%	0%
Retained earnings / (Accumulated deficit)	4,886	601	(2,965)	713%	265%
Accumulated other comprehensive income (loss)	2,731	(2,290)	(1,326)	219%	306%
Total shareholders' equity	197,063	187,479	185,100	5%	6%
Total liabilities and shareholders' equity	$ 1,252,700	$ 1,262,069	$ 1,330,870	-1%	-6%

	End of Period:			Percent Change From:	
	September 30, 2011	June 30, 2011	September 30, 2010	June 30, 2011	September 30, 2010
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual loans - held-for-sale	$ 191	$ 202	$ 4,552	-5%	-96%
Nonaccrual loans - held-for-investment	16,419	21,607	41,757	-24%	-61%
Restructured and loans over 90 days past due and still accruing	2,656	2,448	2,687	8%	-1%
Total nonperforming loans	19,266	24,257	48,996	-21%	-61%
Other real estate owned	1,229	248	657	396%	87%
Total nonperforming assets	$ 20,495	$ 24,505	$ 49,653	-16%	-59%
Net charge-offs during the quarter	$ 3,633	$ 1,797	$ 3,521	102%	3%
Provision for loan losses during the quarter	$ 1,515	$ 955	$ 2,058	59%	-26%
Allowance for loan losses	$ 21,049	$ 23,167	$ 25,290	-9%	-17%
Classified assets	$ 72,386	$ 76,142	$ 116,518	-5%	-38%
Allowance for loan losses to total loans	2.71%	2.96%	2.85%	-8%	-5%
Allowance for loan losses to total nonperforming loans	109.25%	95.51%	51.62%	14%	112%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	110.35%	96.31%	56.90%	15%	94%
Nonperforming assets to total assets	1.64%	1.94%	3.73%	-15%	-56%
Nonperforming loans to total loans plus nonaccrual loans - held-for-sale	2.48%	3.10%	5.50%	-20%	-55%
OTHER PERIOD-END STATISTICS					
(in $000's, unaudited)					
Heritage Commerce Corp:					
Tangible equity	$ 194,441	$ 184,726	$ 181,942	5%	7%
Tangible common equity	$ 136,010	$ 126,394	$ 123,880	8%	10%
Shareholders' equity / total assets	15.73%	14.85%	13.91%	6%	13%
Tangible equity / tangible assets	15.55%	14.67%	13.70%	6%	14%
Tangible common equity / tangible assets	10.88%	10.04%	9.33%	8%	17%
Loan to deposit ratio	77.19%	78.32%	83.24%	-1%	-7%
Noninterest-bearing deposits / total deposits	34.24%	33.37%	25.30%	3%	35%
Total risk-based capital ratio	22.3%	22.0%	20.1%	1%	11%
Tier 1 risk-based capital ratio	21.1%	20.8%	18.8%	1%	12%
Leverage ratio	16.0%	15.5%	14.2%	3%	13%
Heritage Bank of Commerce:					
Total risk-based capital ratio	19.9%	19.5%	17.2%	2%	16%
Tier 1 risk-based capital ratio	18.7%	18.2%	15.9%	3%	18%
Leverage ratio	14.2%	13.6%	12.0%	4%	18%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Three Months Ended September 30, 2011			For the Three Months Ended September 30, 2010		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 789,378	$ 10,530	5.29%	$ 936,917	$ 12,041	5.10%
Securities	317,908	2,457	3.07%	146,061	1,246	3.38%
Federal funds sold and interest- bearing deposits in other financial institutions	51,301	33	0.26%	136,451	74	0.22%
Total interest earning assets	1,158,587	13,020	4.46%	1,219,429	13,361	4.35%
Cash and due from banks	21,662			21,434		
Premises and equipment, net	8,053			8,677		
Goodwill and other intangible assets	2,698			3,249		
Other assets	67,084			69,470		
Total assets	$ 1,258,084			$ 1,322,259		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 340,023			$ 266,190		
Demand, interest-bearing	131,667	57	0.17%	157,501	87	0.22%
Savings and money market	282,368	195	0.27%	290,711	343	0.47%
Time deposits - under $100	31,270	54	0.69%	38,316	125	1.29%
Time deposits - $100 and over	115,617	272	0.93%	135,204	470	1.38%
Time deposits - CDARS	14,293	13	0.36%	17,624	32	0.72%
Time deposits - brokered	93,666	261	1.11%	151,359	872	2.29%
Total interest-bearing deposits	668,881	852	0.51%	790,715	1,929	0.97%
Total deposits	1,008,904	852	0.34%	1,056,905	1,929	0.72%
Subordinated debt	23,702	468	7.83%	23,702	473	7.92%
Securities sold under agreement to repurchase	-	-	N/A	17,663	97	2.18%
Short-term borrowings	-	-	N/A	3,601	31	3.42%
Total interest-bearing liabilities	692,583	1,320	0.76%	835,681	2,530	1.20%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,032,606	1,320	0.51%	1,101,871	2,530	0.91%
Other liabilities	34,841			32,794		
Total liabilities	1,067,447			1,134,665		
Shareholders' equity	190,637			187,594		
Total liabilities and shareholders' equity	$ 1,258,084			$ 1,322,259		
Net interest income / margin		$ 11,700	4.01%		$ 10,831	3.52%

	For the Nine Months Ended September 30, 2011			For the Nine Months Ended September 30, 2010		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 813,132	$ 32,205	5.30%	$ 1,000,791	$ 37,952	5.07%
Securities	281,156	6,697	3.18%	140,843	3,868	3.67%
Federal funds sold and interest- bearing deposits in other financial institutions	63,187	119	0.25%	65,510	100	0.20%
Total interest earning assets	1,157,475	39,021	4.51%	1,207,144	41,920	4.64%
Cash and due from banks	21,052			21,148		
Premises and equipment, net	8,180			8,818		
Goodwill and other intangible assets	2,828			31,858		
Other assets	68,022			67,301		
Total assets	$ 1,257,557			$ 1,336,269		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 328,302			$ 259,879		
Demand, interest-bearing	133,153	189	0.19%	152,505	256	0.22%
Savings and money market	277,049	721	0.35%	295,617	1,105	0.50%
Time deposits - under $100	32,216	186	0.77%	38,794	407	1.40%
Time deposits - $100 and Over	123,732	1,033	1.12%	133,223	1,438	1.44%
Time deposits - CDARS	18,998	62	0.44%	18,609	133	0.96%
Time deposits - brokered	93,615	1,000	1.43%	168,559	3,112	2.47%
Total interest-bearing deposits	678,763	3,191	0.63%	807,307	6,451	1.07%
Total deposits	1,007,065	3,191	0.42%	1,067,186	6,451	0.81%
Subordinated debt	23,702	1,400	7.90%	23,702	1,407	7.94%
Securities sold under agreement to repurchase	952	24	3.37%	20,110	341	2.27%
Short-term borrowings	1,236	38	4.11%	9,867	93	1.26%
Total interest-bearing liabilities	704,653	4,653	0.88%	860,986	8,292	1.29%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,032,955	4,653	0.60%	1,120,865	8,292	0.99%
Other liabilities	38,239			35,504		
Total liabilities	1,071,194			1,156,369		
Shareholders' equity	186,363			179,900		
Total liabilities and shareholders' equity	$ 1,257,557			$ 1,336,269		
Net interest income / margin		$ 34,368	3.97%		$ 33,628	3.72%

*Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.